

Renji Bijoy · 2nd

CEO/CTO @ Immersed [Techstars '17] (We're Hiring!),
Georgia Tech A.I. Master's Graduate, Emory Alum

Austin, Texas · 500+ connections · **Contact info**

Immersed [Techstar:
Georgia Institute of
Technology

Featured



Our founder, Renji Bijoy, shares the vision of Immersed o
Bloomberg TV! #bloombergtv #workinvr #futureofwork #

Immersed VR on Bloomberg TV

  57 · 14 Comments

Activity

2,790 followers

 **Congrats!!!**
Renji commented

 **Kellie Kuzmuk always killin it!**
Renji commented

 **Agreed!**

 **Long time comin! Great job, Bl**

 Renji replied to a comment　　　　　 Renji commented

Experience



Founder & CEO/CTO
Immersed [Techstars '17]
Jan 2017 – Present · 3 yrs 7 mos
Austin, Texas Area

We immerse distributed teams into a VR workplace to maximize their productivity.

We're hiring!: https://angel.co/immersed/jobs

Responsibilities:
▶ Product/Software Architecting
▶ User-Acquisition/Sales
▶ Hiring the world's best team　　　　　　　　　　　　　**...see mor**


Immersed on Bloomberg TV


Immersed - Techstars Chicago Demo Day...



Engineering Mentor
Firehose Project
Apr 2016 – Aug 2017 · 1 yr 5 mos

Periodically mentoring top engineers from around the world to ivy-league students here in the US to help them become extremely successful in the tech world.
Responsibilities:
▶ Give career advice and guidance for their desire to pursue entrepreneurship, job- **...see mor**


Mentor Driven Online Coding Bootcamp


Apple Teacher 2016



Engineering Mentor
Viking Education
Aug 2016 – Feb 2017 · 7 mos

Mentoring people from all walks of life in order to provide important perspective by giving talks real-world advice, and direct feedback on their capstone software projects.

Viking Code school is an immersive online software engineering and job placement **...see mor**


Become a Web Developer | Viking...


Apple Teacher 2016



Lead Architect (Ruby on Rails)

Tin Roof Software

Sep 2015 – May 2016 · 9 mos

Greater Atlanta Area

Architecting, developing, growth-hacking, and supporting CNN's social video effort, called GreatBigStory.com, using the following technologies:

▶ Ruby on Rails, RSpec, Rubocop

▶ ReactJs, Jasmine   ...see mor



Software Engineer

CareerBuilder

Nov 2014 – Aug 2015 · 10 mos

Norcross, GA

API & Authentication Development Team
As a mid-level engineer on the team, I helped architect the replacement of the API authentication and authorization portion of our older legacy software (which supported Careerbuilder.com, that has ~20 million unique users/day worldwide), using the follc ...see mor

Show 1 more experience ⌄

Education



Georgia Institute of Technology

Master of Science (M.S.), Computer Science

2014 – 2016

Nationally Ranked #3 Graduate Computer Science Program (TFE Times, 2016)

Specializations:
▶Computational Perception & Robotics
▶Databases & Software Engineering



Emory University

Bachelor of Science (B.S.), Mathematics & Computer Science; Pre-Med

Activities and Societies: Emory Missional Community

I worked 2-3 part-time jobs at a time to pay the bills throughout my undergraduate career, while taking a full course-load each semester. I initially pursued the pre-med track (and ultimately, completed it), until I realized my passion for software development while taking my math and computer science courses.



Udacity

Engineer's Degree, Self-Driving Car Engineer Nanodegree Program

2016 – 2017

Udacity is partnered with the best companies in world for this field (Google, Uber, Mercedes, BMW, McLaren, etc.) to offer world-class curriculum, expert instructors, and exclusive hiring opportunities. This program equips A.I. Engineers with the skills they need to create vehicles that navigate autonomously.

Licenses & Certifications



Venture Deals

Kauffman Fellows Academy
Issued May 2018 · No Expiration Date
Credential ID 3820-1632222

See credential



Startup School Online

Y Combinator
Issued Jun 2017 · No Expiration Date
Credential ID 10737516

See credential



AngularJS: "shaping-up-with-angular-js"

Code School
Issued Mar 2015 · No Expiration Date

See credential

Volunteer Experience

Autopilot Research Engineer

Georgia Tech UAV Research Facility
Jul 2016 – Dec 2016 · 6 mos
Science and Technology

I contribute to the team's autopilot development efforts, using my background in Computational Perception & Robotics to leverage A.I. techniques (SLAM, Computer Vision, Sensor-fusion, etc.). We compete in international autonomous drone competitions on behalf of Georgia Tech.



